

Mail Stop 6010

July 7, 2008

VIA U.S. MAIL

Mr. Thomas J. Meaney
President and Chief Financial Officer
Mikros Systems Corporation
707 Alexander Road, Building Two, Suite 208
Princeton, New Jersey 08540

      **Re:    Mikros Systems Corporation**
              **Form 10-KSB for the year ended December 31, 2007**
              **Filed March 28, 2008**
              **File No. 000-14801**

Dear Mr. Meaney:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Angela Crane
                         Branch Chief